OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

CHIPPAC, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

169657-10-3

(Cusip Number)

Tan Lay Koon
ST Assembly Test Services Ltd
5 Yishun Street 23, Singapore 768442
(65) 6824-7888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 of 18

CUSIP No. 169657-10-3

1.	Name of Reporting Person: TEMASEK HOLDINGS (PRIVATE) LIMITED		I.R.S. Identification Nos. of above persons (entities only): I.R.S. IDENTIFICATION NO.: NOT APPLICABLE

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: REPUBLIC OF SINGAPORE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: N/A

		8.	Shared Voting Power: 18,167,837 (1)

		9.	Sole Dispositive Power: N/A

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,167,837 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.7% (2)

14.	Type of Reporting Person (See Instructions): HC

(1)   Beneficial ownership of the class A common stock referred to herein is being reported hereunder solely because Temasek Holdings (Private) Limited may be deemed to have beneficial ownership of 18,167,837 shares of ChipPAC Class A Common Stock (all of which are outstanding as of February 10, 2004) as a result of the Voting Agreement (described in this Statement) among ST Assembly Test Services Ltd, an indirect majority owned subsidiary of Temasek Holdings (Private) Limited, and certain stockholders of ChipPAC, Inc. The Voting Agreement also applies to shares of ChipPAC Class A Common Stock acquired by the stockholders party to the Voting Agreement pursuant to the exercise of options, conversion of certain convertible notes or otherwise, as described in the Voting Agreement. The filing of this Statement shall not be construed as an admission that Temasek Holdings (Private) Limited is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the shares of ChipPAC Class A Common Stock subject to the Voting Agreement.

(2)   The calculation of the percentage is based on the number of shares of ChipPAC Class A Common Stock outstanding as of January 30, 2004 (as represented by ChipPAC, Inc. in the Merger Agreement (described in this Statement)).

2 of 18

CUSIP No. 169657-10-3

1.	Name of Reporting Person: SINGAPORE TECHNOLOGIES PTE LTD		I.R.S. Identification Nos. of above persons (entities only): I.R.S. IDENTIFICATION NO.: NOT APPLICABLE

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: REPUBLIC OF SINGAPORE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: N/A

		8.	Shared Voting Power: 18,167,837 (1)

		9.	Sole Dispositive Power: N/A

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,167,837 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.7% (2)

14.	Type of Reporting Person (See Instructions): CO

(1)   Beneficial ownership of the class A common stock referred to herein is being reported hereunder solely because Singapore Technologies Pte Ltd may be deemed to have beneficial ownership of 18,167,837 shares of ChipPAC Class A Common Stock (all of which are outstanding as of February 10, 2004) as a result of the Voting Agreement (described in this Statement) among ST Assembly Test Services Ltd, an indirect majority owned subsidiary of Singapore Technologies Pte Ltd, and certain stockholders of ChipPAC, Inc. The Voting Agreement also applies to shares of ChipPAC Class A Common Stock acquired by the stockholders party to the Voting Agreement pursuant to the exercise of options, conversion of certain convertible notes or otherwise, as described in the Voting Agreement. The filing of this Statement shall not be construed as an admission that Singapore Technologies Pte Ltd is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the shares of ChipPAC Class A Common Stock subject to the Voting Agreement.

(2)   The calculation of the percentage is based on the number of shares of ChipPAC Class A Common Stock outstanding as of January 30, 2004 (as represented by ChipPAC, Inc. in the Merger Agreement (described in this Statement)).

3 of 18

CUSIP No. 169657-10-3

1.	Name of Reporting Person: SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD		I.R.S. Identification Nos. of above persons (entities only): I.R.S. IDENTIFICATION NO.: NOT APPLICABLE

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: REPUBLIC OF SINGAPORE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: N/A

		8.	Shared Voting Power: 18,167,837 (1)

		9.	Sole Dispositive Power: N/A

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,167,837 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.7% (2)

14.	Type of Reporting Person (See Instructions): HC

(1)   Beneficial ownership of the class A common stock referred to herein is being reported hereunder solely because Singapore Technologies Semiconductors Pte Ltd may be deemed to have beneficial ownership of 18,167,837 shares of ChipPAC Class A Common Stock (all of which are outstanding as of February 10, 2004) as a result of the Voting Agreement (described in this Statement) among ST Assembly Test Services Ltd, a direct majority owned subsidiary of Singapore Technologies Semiconductors Pte Ltd, and certain stockholders of ChipPAC, Inc. The Voting Agreement also applies to shares of ChipPAC Class A Common Stock acquired by the stockholders party to the Voting Agreement pursuant to the exercise of options, conversion of certain convertible notes or otherwise, as described in the Voting Agreement. The filing of this Statement shall not be construed as an admission that Singapore Technologies Semiconductors Pte Ltd is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the shares of ChipPAC Class A Common Stock subject to the Voting Agreement.

(2)   The calculation of the percentage is based on the number of shares of ChipPAC Class A Common Stock outstanding as of January 30, 2004 (as represented by ChipPAC, Inc. in the Merger Agreement (described in this Statement)).

4 of 18

CUSIP No. 169657-10-3

1.	Name of Reporting Person: ST ASSEMBLY TEST SERVICES LTD		I.R.S. Identification Nos. of above persons (entities only): I.R.S. IDENTIFICATION NO.: NOT APPLICABLE

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: REPUBLIC OF SINGAPORE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: N/A

		8.	Shared Voting Power: 18,167,837 (1)

		9.	Sole Dispositive Power: N/A

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,167,837 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.7% (2)

14.	Type of Reporting Person (See Instructions): CO

(1)   Beneficial ownership of the class A common stock referred to herein is being reported hereunder solely because ST Assembly Test Services Ltd may be deemed to have beneficial ownership of 18,167,837 shares of ChipPAC Class A Common Stock (all of which are outstanding as of February 10, 2004) as a result of the Voting Agreement (described in this Statement) among ST Assembly Test Services Ltd and certain stockholders of ChipPAC, Inc. The Voting Agreement also applies to shares of ChipPAC Class A Common Stock acquired by the stockholders party to the Voting Agreement pursuant to the exercise of options, conversion of certain convertible notes or otherwise, as described in the Voting Agreement. The filing of this Statement shall not be construed as an admission that ST Assembly Test Services Ltd is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the shares of ChipPAC Class A Common Stock subject to the Voting Agreement.

(2)   The calculation of the percentage is based on the number of shares of ChipPAC Class A Common Stock outstanding as of January 30, 2004 (as represented by ChipPAC, Inc. in the Merger Agreement (described in this Statement)).

5 of 18

Item 1. Security and Issuer.

               This Statement on Schedule 13D (this “Statement”) relates to the Class A common stock, par value $0.01 per share (the “ChipPAC Class A Common Stock”), of ChipPAC, Inc., a Delaware corporation (“ChipPAC” or the “Issuer”). The Issuer’s principal executive offices are located at 47400 Kato Road, Fremont, California 94538.

Item 2. Identity and Background.

               (a) This Statement is being filed by Temasek Holdings (Private) Limited, a company organized under the laws of the Republic of Singapore (“Temasek”), Singapore Technologies Pte Ltd, a company organized under the laws of the Republic of Singapore (“STPL”), Singapore Technologies Semiconductors Pte Ltd, a company organized under the laws of the Republic of Singapore (“STSPL”), and ST Assembly Test Services Ltd, a Singapore public company limited by shares (“STATS”) (collectively, the “Reporting Persons”). STPL is a directly and indirectly held wholly owned subsidiary of Temasek and STSPL is a wholly owned subsidiary of STPL.

               (b)-(c) The name, address and principal business of the Reporting Persons are set forth below:

Temasek Holdings (Private) Limited
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
Principal business: Temasek is an investment holding company.

Singapore Technologies Pte Ltd
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
Principal business: STPL, a directly and indirectly held wholly owned subsidiary of Temasek, is a technology based multinational conglomerate providing research, development, manufacturing and management in engineering, technology, infrastructure, property and financial services.

Singapore Technologies Semiconductors Pte Ltd
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
Principal business: STSPL, a wholly owned subsidiary of STPL, is an investment holding company.

ST Assembly Test Services Ltd
5 Yishun Street 23
Singapore 768442
Principal business: STATS, a directly held majority owned subsidiary of STSPL, provides semiconductor test and assembly services to fabless companies, integrated devices manufacturers and wafer foundries.

6 of 18

               (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding.

               (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship, of each executive officer and director of each of the Reporting Persons.

               During the last five years, to the knowledge of the Reporting Persons, none of the Reporting Persons’ directors or executive officers, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations.

               On February 10, 2004, STATS, Camelot Merger, Inc., a Delaware corporation and a wholly owned subsidiary of STATS (“Merger Sub”), and ChipPAC entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”).

               Pursuant to the Merger Agreement, and subject to the conditions set forth therein (including approval of the shareholders of STATS and ChipPAC, receipt of a private letter ruling from U.S. tax authorities relating to the tax treatment of the Merger (as defined below) for ChipPAC stockholders (the “U.S. Private Letter Ruling”), certain regulatory approvals and other customary conditions), Merger Sub will merge with and into ChipPAC, with ChipPAC as the surviving corporation (the “Merger”). As a result of the Merger, each issued and outstanding share of ChipPAC Class A Common Stock, other than those shares of ChipPAC Class A Common Stock held by STATS, Merger Sub, any other subsidiary of STATS, ChipPAC or any subsidiary of ChipPAC, will be canceled and converted into the right to receive 0.87 (the “Exchange Ratio”) American Depositary Shares of STATS (“STATS ADSs”), each of which represents the right to receive ten ordinary shares, par value S$0.25 per share, of STATS.

               As an inducement to STATS to enter into the Merger Agreement and in consideration thereof, certain stockholders of ChipPAC, including members of the Bain Group and the CVC Group (each as defined in the Merger Agreement), the directors of ChipPAC and certain officers of ChipPAC (each, a “Stockholder” and collectively, the “Stockholders”),

7 of 18

entered into a Voting Agreement with STATS (the “Voting Agreement”). In addition, the Stockholders granted to STATS, acting through its board of directors, an irrevocable proxy with respect to the shares covered by the Voting Agreement.

               References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement included as Exhibits 1 and 2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 4. Purpose of Transaction.

               As described in Item 3 above, pursuant to the Merger Agreement and subject to the conditions set forth therein (including approval of the shareholders of STATS and ChipPAC, receipt of the U.S. Private Letter Ruling, certain regulatory approvals and other customary conditions), Merger Sub will merge with and into ChipPAC and ChipPAC will become a wholly owned subsidiary of STATS. Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into ChipPAC with ChipPAC remaining as the surviving corporation (the “Surviving Corporation”).

               As an inducement to STATS to enter into the Merger Agreement and in consideration thereof, STATS and the Stockholders entered into the Voting Agreement. Each Stockholder has, by its execution of the Voting Agreement, agreed that at every meeting of the stockholders of ChipPAC, however called, and at every adjournment thereof, and in every action by consent of the stockholders of ChipPAC, such Stockholder shall, provided that such Stockholder has not received notice from STATS (which notice may be delivered at any such meeting) stating STATS’ intention to exercise the Proxy (as defined below) at such meeting, appear at any such meeting or otherwise cause all shares of ChipPAC Class A Common Stock beneficially owned by it (with respect to each Stockholder, the “Shares”) to be counted as present thereat for purposes of establishing a quorum, and shall vote or consent (or cause to be voted or consented) such Stockholder’s Shares: (i) in favor of the approval and adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and otherwise in such manner as may be necessary to consummate the Merger; and (ii) except as otherwise agreed to in writing in advance by STATS, against any action, proposal, agreement or transaction, including, but not limited to, any Competing Transaction (as defined in the Merger Agreement), other than the Merger Agreement and the Merger, the purpose or effect of which would be expected to prevent, delay, postpone or materially adversely affect the Merger.

               Concurrently with the execution of the Voting Agreement, each Stockholder delivered to STATS a proxy in the form attached as Exhibit B to the Voting Agreement (the “Proxy”), which such Stockholder agreed shall be irrevocable to the fullest extent permissible by law, with respect to the Shares.

               The beneficial ownership of shares of ChipPAC Class A Common Stock is acquired pursuant to the Voting Agreement and the Proxy, which was entered into in connection

8 of 18

with the Merger Agreement. The purpose of the Voting Agreement is to assist STATS and ChipPAC in consummating the Merger and the other transactions contemplated by the Merger Agreement.

               Upon consummation of the Merger, (i) the directors of Merger Sub shall become the directors of the Surviving Corporation, (ii) the officers of Merger Sub shall be the officers of the Surviving Corporation, (iii) the Certificate of Incorporation of Merger Sub in effect at the Effective Time (as defined in the Merger Agreement) shall be the Certificate of Incorporation of the Surviving Corporation, except that at the Effective Time Article I of the Certificate of Incorporation shall be amended to read as follows: “The name of the corporation is STATS ChipPAC, Inc.”; (iv) the name of the Surviving Corporation will be STATS ChipPAC, Inc., and (v) the by-laws of Merger Sub in effect at the Effective Time shall be the by-laws of the Surviving Corporation.

               If the Merger is consummated as planned, the ChipPAC Class A Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and will cease to be authorized to be quoted on The Nasdaq Stock Market, Inc.’s National Market (“Nasdaq”).

               References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement included as Exhibits 1 and 2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer.

               (a)-(b) As a result of the Voting Agreement, the Reporting Persons may be deemed to be the beneficial owners of 18,167,837 shares of ChipPAC Class A Common Stock (all of which are outstanding as of February 10, 2004), constituting 18.7% of the issued and outstanding shares of ChipPAC Class A Common Stock, and may be deemed to have the shared power to vote such shares in the manner described in Item 4. However, the Reporting Persons are not entitled to any rights as a stockholder of ChipPAC as to such shares, apart from such limited voting rights. The Reporting Persons do not have the power to dispose of such shares. The calculation of the foregoing percentage is based on the number of shares of ChipPAC Class A Common Stock outstanding as of January 30, 2004 (as represented by ChipPAC in the Merger Agreement).

               Except as disclosed in this Item 5(a)-(b), neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A to this Statement beneficially owns any shares of ChipPAC Class A Common Stock or has the right to acquire any shares of ChipPAC Class A Common Stock.

               The filing of this Statement shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section
13(d) of the Exchange Act, the beneficial owner of shares of ChipPAC Class A Common Stock owned by the Stockholders.

               (c) Except as disclosed in this Statement, none of the Reporting Persons nor, to its knowledge, any of the persons listed on Schedule A to this Statement has effected any transaction in the ChipPAC Class A Common Stock during the past 60 days.

9 of 18

               (d) Other than as described herein, to the knowledge of the Reporting Persons, the Stockholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

               (e) Not applicable.

               References to, and descriptions of, the Merger Agreement and the Voting Agreement set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement included as Exhibits 1 and 2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               In addition to containing agreements regarding Stockholders voting their Shares, the Voting Agreement subjects the Stockholders’ Shares to certain restrictions on transfer.

               Pursuant to the Voting Agreement, until termination of the Voting Agreement in accordance with its terms, each Stockholder has agreed that, except as contemplated by the Voting Agreement and the Merger Agreement, such Stockholder shall not sell, transfer, tender, assign, pledge, encumber, contribute to the capital of any entity, hypothecate, give or otherwise dispose of, grant a proxy or power of attorney with respect to, deposit into any voting trust or enter into a voting arrangement or agreement, or create or permit to exist any Liens (as defined in the Merger Agreement) of any nature whatsoever with respect to, any of such Stockholder’s Shares or any outstanding principal amount of ChipPAC’s 8% Convertible Subordinated Notes due 2011 or 2.50% Convertible Subordinated Notes due 2008 (collectively, the “Company Securities”) (or agree or consent to, or offer to do, any of the foregoing). Notwithstanding anything to the contrary contained in the Voting Agreement, any Stockholder and/or one or more of such Stockholder’s affiliates shall be allowed to sell, transfer, assign or otherwise dispose of any of such Stockholder’s Company Securities to the extent such disposition or dispositions would prevent such Stockholder from being a “five percent transferee shareholder” as defined in Section 1.367(a)-3(c)(5)(ii) of the U.S. Income Tax Regulations (the “Regulations”) as of the Effective Time (a “5% Shareholder”). In determining the amount of Company Securities permitted to be disposed: (y) such Stockholder may make reasonable factual assumptions and apply a reasonable interpretation of U.S. tax law based on the advice of counsel; and (z) the relevant U.S. income tax provisions should be applied by substituting “4.9 percent” for “five percent” in Section 1.367(a)-3(c)(5)(ii) of the Regulations. Pursuant to the Voting Agreement, STATS has agreed to provide any relevant data as may be reasonably requested by such Stockholder for the purpose of determining whether such Stockholder or any affiliate would be a 5% Shareholder.

               Pursuant to the Voting Agreement, until the date that is 90 days after the date of the Effective Time, each Stockholder has agreed not to sell, transfer, tender, assign, pledge, encumber, contribute to the capital of any entity, hypothecate, give or otherwise dispose of, or enter into any put, call, forward purchase contract or forward sale contract or any other contract, agreement or arrangement having the effect of decreasing or eliminating the risk of ownership

10 of 18

with respect to, any STATS ordinary shares or STATS ADSs (or agree or consent to, or offer to do, any of the foregoing) (the “Limitations on Sale”); provided, however, (i) each Stockholder may transfer STATS ordinary shares or STATS ADSs to an affiliate of such Stockholder if such affiliate agrees in writing to comply with the Limitations on Sale; (ii) each Stockholder may sell, during any three-month period, such number of STATS ordinary shares (whether in the form of STATS ordinary shares or STATS ADSs) equal to the maximum number of STATS ordinary shares that such Stockholder would be permitted to sell during such three-month period in accordance with Rule 144(e) under the Securities Act of 1933, as amended, assuming that the STATS ordinary shares were quoted on Nasdaq and that such rule applied to all sales by the Stockholder and regardless of whether such rule applies; (iii) each Stockholder may transfer STATS ordinary shares or STATS ADSs to any transferee in a transaction consummated in accordance with any private placement exemption from the registration requirement of the Securities Act if such transferee agrees in writing to comply with the Limitations on Sale; and (iv) each Stockholder listed on Exhibit C to the Voting Agreement may transfer STATS ordinary shares or STATS ADSs to such Stockholder’s limited partners, owners or equity holders provided that such transfer complies with the provisions of Rule 145 of the Securities Act.

Item 7. Materials to Be Filed as Exhibits.

Exhibit No.	Description

1	Agreement and Plan of Merger and Reorganization, dated as of February 10, 2004, among ST Assembly Test Services Ltd, Camelot Merger, Inc. and ChipPAC, Inc.

2	Voting Agreement, dated as of February 10, 2004, among ST Assembly Test Services Ltd and the stockholders named therein.

3	Joint Filing Agreement, dated as of February 20, 2004, among Temasek Holdings (Private) Limited, Singapore Technologies Pte Ltd, Singapore Technologies Semiconductors Pte Ltd and ST Assembly Test Services Ltd.

11 of 18

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 20, 2004

TEMASEK HOLDINGS (PRIVATE) LIMITED

/s/ Ng Lai Cheng Name: Ng Lai Cheng Title: Company Secretary

SINGAPORE TECHNOLOGIES PTE LTD

/s/ Chua Su Li Name: Chua Su Li Title: Company Secretary

SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD

/s/ Lam Lee Fong Name: Lam Lee Fong Title: Company Secretary

ST ASSEMBLY TEST SERVICES LTD

/s/ Peter Seah Lim Huat Name: Peter Seah Lim Huat Title: Director

12 of 18

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

     The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of Temasek. Unless otherwise indicated, the business address of each such person is c/o Temasek Holdings (Private) Limited, 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891 and each person is a citizen of Singapore.

Name	Present Principal Occupation or Employment

Board of Directors

S. Dhanabalan (Chairman of Temasek)	Chairman of DBS Group Holdings Ltd

Kwa Chong Seng	Chairman/Director/Managing Director of ExxonMobil Asia Pacific Pte. Ltd.
1 HarbourFront Place
#06-00 HarbourFront Tower One
Singapore 098633
(Deputy Chairman of Temasek)

Lim Siong Guan	Permanent Secretary of the Ministry of Finance
100 High Street #10-01
Singapore 179434
(Deputy Chairman of Temasek)

Sim Kee Boon	Advisor to Temasek Advisory Panel
(Director of Temasek)

Fock Siew Wah	Deputy Chairman of Fraser & Neave Ltd
DBS Building Tower One
46th Floor
Singapore 068809
(Director of Temasek)

Koh Boon Hwee	Chairman of Singapore Airlines Ltd
1 Kim Seng Promenade
#10-06 Great World City East Tower
Singapore 237994
(Director of Temasek)

Kua Hong Pak	Director and Managing Director of ComfortDelgro Corporation Limited
205 Braddell Road
West Wing 5th Floor
Singapore 579701
(Director of Temasek)

13 of 18

Name	Present Principal Occupation or Employment

Ho Ching	Executive Director and Chief Executive Officer of Temasek
(Executive Director and CEO of Temasek)

Ng Kok Song	Managing Director (Public Markets) of the Government of Singapore
168 Robinson Road	Investment Corporation Private Limited
#37-01 Capital Tower
Singapore 068912
(Director of Temasek)

Gan Chee Yen	Managing Director of Finance of Temasek
(Managing Director, Finance of Temasek)

               The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of STPL. Unless otherwise indicated, the business address of each such person is c/o Singapore Technologies Pte Ltd, 51 Cuppage Road #09-01, StarHub Centre, Singapore 229469 and each person is a citizen of Singapore.

Name	Present Principal Occupation or Employment

Board of Directors
Teo Ming Kian	Chairman of the Economic Development Board of Singapore
250 North Bridge Road #25-00
Raffles City Tower
Singapore 179101
(Chairman of STPL)

Ho Ching	Executive Director and Chief Executive Officer of Temasek
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Deputy Chairman of STPL)

Gan Chee Yen	Managing Director of Finance of Temasek
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Alternate Director to Ms. Ho Ching)

Peter Seah Lim Huat	President and Chief Executive Officer of STPL
(Director, President and CEO of STPL)

Tay Siew Choon	Managing Director and Chief Operating Officer of STPL; Deputy
(Director, Managing Director and Chief	Chairman and Chief Executive Officer of Green Dot Capital Pte Ltd
Operating Officer of STPL)

14 of 18

Name	Present Principal Occupation or Employment

Davinder Singh s/o Amar Singh	Managing Partner of Drew & Napier
20 Raffles Place #17-00
Ocean Towers
Singapore 048620
(Director of STPL)

Wong Kok Siew	Deputy Chairman and Chief Executive Officer of SembCorp Industries Ltd.
30 Hill Street #05-04
Singapore 179360
(Director of STPL)

Goh Geok Ling	Director
111 Somerset Road #12-02
Singapore 238164
(Director of STPL)

Executive Officer

Ng Boon Yew	Group Chief Financial Officer of STPL
(Group Chief Financial Officer of STPL)

               The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of STSPL. Unless otherwise indicated, the business address of each such person is c/o Singapore Technologies Semiconductors Pte Ltd, 51 Cuppage Road #09-01, StarHub Centre, Singapore 229469 and each person is a citizen of Singapore.

Name	Present Principal Occupation or Employment

Board of Directors

Peter Seah Lim Huat	President and Chief Executive Officer of STPL
(Chairman of STSPL)

Tay Siew Choon	Managing Director and Chief Operating Officer of STPL; Deputy Chairman and
(Director of STSPL)	Chief Executive Officer of Green Dot Capital Pte Ltd

Lim Ming Seong	Chairman of CSE Global Limited
(Director of STSPL)

David Poon Teng Heng (Director of STSPL)	Director of EVA and Business Excellence of STPL; Chief Financial Officer of Green Dot Capital Pte Ltd

15 of 18

               The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of ST Assembly Test Services Ltd. Unless otherwise indicated, the business address of each such person is c/o ST Assembly Test Services Ltd, 5 Yishun Street 23, Singapore 768442 and each person is a citizen of Singapore.

Name	Present Principal Occupation or Employment

Board of Directors

Charles R. Wofford (Chairman of STATS)	Director
Citizenship: United States

Lim Ming Seong (Deputy Chairman of STATS)	Chairman of CSE Global Limited

Tan Lay Koon (Director of STATS)	President and Chief Executive Officer of STATS

Peter Seah Lim Huat (Director of STATS)	President and Chief Executive Officer of STPL

Tay Siew Choon (Director of STATS)	Managing Director and Chief Operating Officer of STPL; Deputy Chairman and Chief Executive Officer of Green Dot Capital Pte Ltd

Quek Swee Kuan (Director of STATS)	Director of InfoComms & Media of the Economic Development Board, Singapore; Chief Information Officer and Director for the Economic Development Board’s North American operations

Koh Beng Seng (Director of STATS)	Director and Deputy President of United Overseas Bank Limited

Steven H. Hamblin (Director of STATS) Citizenship: United States	Consultant

Teng Cheong Kwee (Director of STATS)	Executive Director of Pheim Asset Management (Asia) Pte Ltd

William J. Meder (Director of STATS) Citizenship: United States	Chairman of the Board for Leshan Phoenix; Advisor to the Board for operations and investments for PSI Technologies

Richard J. Agnich (Director of STATS) Citizenship: United States	Chairman of Agnich Partners Ltd

16 of 18

Name	Present Principal Occupation or Employment

Eleana Tan Ai Ching (Alternate Director to Tay Siew Choon)	Director of Finance of STPL

Executive Officers

Suh Tae Suk Citizenship: South Korea	Chief Operating Officer of STATS

Pearlyne Wang	Acting Chief Financial Officer of STATS; Vice President
of Finance of STATS

Han Byung Joon Citizenship: South Korea	Chief Technology Officer of STATS

Jeff Osmun Citizenship: United States	Vice President of Worldwide Sales and Marketing of STATS; President of U.S. Operations of STATS

Ng Tiong Gee	Chief Information Officer of STATS; Vice President of Human Resource of STATS

17 of 18

EXHIBIT INDEX

Exhibit No.	Description

1	Agreement and Plan of Merger and Reorganization, dated as of February 10, 2004, among ST Assembly Test Services Ltd, Camelot Merger, Inc. and ChipPAC, Inc.

2	Voting Agreement, dated as of February 10, 2004, among ST Assembly Test Services Ltd and the stockholders named therein.

3	Joint Filing Agreement, dated as of February 20, 2004, among Temasek Holdings (Private) Limited, Singapore Technologies Pte Ltd, Singapore Technologies Semiconductors Pte Ltd and ST Assembly Test Services Ltd.

18 of 18